UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Ampco-Pittsburgh Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

032037 10 3

(CUSIP Number)

Jennifer L. Gloff

Chief Financial Officer and Treasurer

The Louis Berkman Investment Company

600 Grant Street, Suite 3230

Pittsburgh, Pennsylvania 15219-2704

(412) 652-9480

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032037 10 3

1	NAMES OF REPORTING PERSONS: The Louis Berkman Investment Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,196,219 (including Common Shares underlying the Warrants. See Item 5)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 4,196,219 (including Common Shares underlying the Warrants. See Item 5)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,196,219 (including Common Shares underlying the Warrants. See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. 032037 10 3

This Amendment No. 7 to Schedule 13D (“Amendment”) amends and supplements, the Schedule 13D filed on April 28, 2006 by The Louis Berkman Investment Company, an Ohio corporation (“LBIC”), with respect to the Common Stock, par value $1.00 per share (“Common Shares”), of the Ampco-Pittsburgh Corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed on July 5, 2007, Amendment No. 2 thereto filed on December 26, 2007, Amendment No. 3 thereto filed on February 2, 2009, Amendment No. 4 thereto filed on April 10, 2018, Amendment No. 5 thereto filed on September 22, 2020, and Amendment No. 6 (the “Sixth Amendment”) thereto filed on March 1, 2022.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby supplemented as follows:

The source of the funds for LBIC’s purchase of the Common Shares (as further described in Item 4) consisted of $1,390,042.08 borrowed by LBIC under a previously established working capital line of credit with First Republic Bank.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended as follows:

This Amendment is being filed to report the purchase by LBIC of 551,604 common shares of the Issuer (“Common Shares”) for $2.50 per whole Common Share on November 21, 2022 for investment purposes.

Except as set forth herein, the Reporting Person filing this Amendment has no plans or proposals that relate to or would result in any of the actions or events set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby supplemented as follows:

(a)–(b). The responses of the Reporting Person with respect to Rows 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D are incorporated herein by reference. Of the 4,196,219 common shares reported as beneficially owned by the Reporting Person, 1,161,427 are pursuant to Warrants to purchase common shares held by the Reporting Person which are exercisable prior to their expiration on August 1, 2025. See Item 4 of the Sixth Amendment, which is incorporated herein by reference. Share percentage calculations in this Schedule are based on 19,403,519 Common Shares outstanding as of November 9, 2022 as reported in the Issuer’s Quarterly Report filed with the SEC on November 14, 2022, plus 1,161,427 Common Shares which will be receivable by the Reporting Person if and when it exercises all of the Warrants held by it. The 20,564,946 shares outstanding used to calculate the Reporting Person’s 20.4% ownership assumes no other shareholder exercises their Warrants.

As of the date of this report, Mr. Laurence Paul, a Director and President of LBIC, beneficially owns 33,456 Common Shares of the Issuer (excluding Common Shares owned by LBIC). Mr. Laurence Paul has sole voting and dispositive powers over these 33,456 Common Shares.

As of the date of this report, Mr. Stephen Paul, a Director of the Issuer and a Director and President of LBIC, beneficially owns 87,308 Common Shares of the Issuer (excluding Common Shares owned by LBIC). Mr. Stephen Paul has sole voting and dispositive powers over these 87,308 Common Shares.

(c) Other than as described herein, there have been no other transactions in the Issuer’s securities by the Reporting Person during the past sixty days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2022

THE LOUIS BERKMAN INVESTMENT COMPANY

/s/ Jennifer L. Gloff
By: Jennifer L. Gloff
Its: Chief Financial Officer and Treasurer